Madison Covered Call & Equity Strategy Fund
550 Science Drive
Madison, WI 53711
608-216-9114

July 6, 2018

BY EDGAR

Securities and Exchange Commission
Washington, DC 20549

RE:     Madison Covered Call & Equity Strategy Fund File No. 811-21582 & No. 333-218409
Form N-14 8C/A Filing

Dear Sir/Madam:

Filed electronically herein is the Form N-14 8C for the investment company registrant referenced above.

If you have any questions, please contact me at the number set forth above.

Respectfully submitted,

/s/ Kevin S. Thompson

Kevin S. Thompson
Chief Legal Officer

Enclosure